UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Euroseas Ltd. (the "Company") relating to the Company's rights offering, reverse stock split and containership charters.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission on March 31, 2014, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: July 2, 2015	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 99.1

Euroseas Ltd. Announces Rights Offering, Reverse Stock Split and Containership Charters

Maroussi, Athens, Greece – July 2, 2015 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and a provider of seaborne transportation for drybulk and containerized cargoes, announced today that it will hold a registered offering of subscription rights (the "Rights Offering") to the holders of its common shares as of a record date yet to be determined, to purchase common shares of the Company.  The number of rights that will be issued, the exercise price of such rights, and the amount to be raised are yet to be determined, but the Company intends to use the proceeds to renew and expand its fleet by taking delivery of its drybulk vessels currently under construction and for general corporate purposes.  Each subscription right will permit the holder of such right to purchase a certain number of shares of the Company's common shares (the "Basic Subscription Privilege").  Each holder of a subscription right that was a holder of such shares on the record date of the Rights Offering and that fully exercises the holder's Basic Subscription Privilege may also subscribe for a certain number of additional shares (the "Oversubscription Privilege"). The Company expects that the rights will be tradable.

The Company also announced that its Board of Directors has determined that the Company will commence a 1-for-10 reverse stock split, with an effective date of July 31, 2015.  The reverse stock split is undertaken with the objective of meeting the minimum $1.00 per share requirement for listing the Company's common stock on the Nasdaq Capital Market. The reverse stock split will become effective after the close of all trading on the effective date, and the Company's common shares will begin trading on a split-adjusted basis on August 3, 2015, which is the trading day next following the effective date, or such other date as determined by Nasdaq.  No fractional shares will be issued in connection with the reverse stock split.  Instead, the Company will issue one full share of the post-reverse stock split common shares to any shareholder who would otherwise be entitled to receive a fractional share as a result of the reverse stock split.  Each common shareholder will hold the same percentage of the outstanding common shares immediately following the reverse stock split as that shareholder did immediately prior to the reverse stock split, except for minor adjustment due to the additional net share fraction that will need to be issued as a result of the treatment of fractional shares.  The reverse stock split was authorized by the Company's shareholders on June 19, 2015.

Furthermore, the Company announced that one of its smallest container vessels, m/v Ninos, a 1990-built 1,149 teu containership, was chartered for a period of one year for about $11,500 per day. This charter follows charters for m/v Evridiki and m/v Marinos for shorter periods at levels around $11,000 per day, indicating the recent strength of the containership market for vessels similar to those of the Company.

Aristides Pittas, chairman and CEO of the Company commented: "We are executing our plan of growing the Company and making its stock more attractive for our shareholders and investors amidst a challenging market environment. In that respect, we have filed a registration statement with the SEC to pursue a registered rights offering, which we believe allows us to raise funds in the least dilutive way for our shareholders to ensure that we can comfortably complete our drybulk newbuilding program of 2 Ultramaxes and 2 Kamsarmax. We believe that continuing to invest in the drybulk sector at one of the lowest historical levels observed is a very attractive opportunity.  At the same time we are encouraged by the recent strengthening of the containership market as evidenced by the recent charter renewals. We continue to believe that we are well positioned to benefit from recovery of the drybulk market over the next one to two years and the continuing strength of the containership market."

The Company has filed a registration statement with the U.S. Securities and Exchange Commission (the "SEC") with respect to the Rights Offering.  Subject to review of the registration statement by the SEC, the Company intends to commence the Rights Offering during the third quarter of 2015. The subscription rights will expire worthless twenty (20) business days after the commencement of the Rights Offering, unless the Company extends the Rights Offering period or the Rights Offering is terminated.

A copy of the prospectus, the registration statement and additional materials related to the Rights Offering are expected to be mailed following the effectiveness of the registration statement to holders of the Company's common shares as of the record date for the Rights Offering.  Before you invest, you should read the prospectus and the registration statement, including all of the documents incorporated by reference therein and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the registration statement, including the prospectus if you request it by calling the information agent for the offering or the contact persons listed at the bottom of this release.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy common shares nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Euroseas Ltd.
Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the Nasdaq Capital Market under the ticker symbol ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containerships, 5 Handysize containerships, and 2 Feeder containerships. Euroseas' 5 drybulk carriers have a total cargo capacity of 338,540 dwt, and its 10 containerships have a cargo capacity of 17,587 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers, and two Kamsarmax (82,000 dwt) fuel efficient drybulk carriers. Including the four new-buildings, the total cargo capacity of the Company's drybulk vessels will be 629,540 dwt.

 Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com